

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2010

John Paulsen
Chairman, Chief Executive and Financial Officer
Rotate Black, Inc.
932 Spring Street
Petoskey, Michigan 49770

> **Re: Rotate Black, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed October 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 17, 2009**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2009**
> **Filed February 16, 2010**
> **File No. 333-44315 Rotate Black, Inc.**

Dear Mr. Paulsen:

We issued comments to Rotate Black on the Form 10-K and related filings on April 28, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 21, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 21, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Robert Errett, Staff Attorney, at (202) 551-3325, if you have any questions. In his absence, please direct your questions to Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720.

Sincerely,

H. Christopher Owings
Assistant Director